Esther L. Moreno Akerman LLP Three Brickell City Centre 98 Southeast Seventh Street Suite 1100 Miami, FL 33131 T: 305 374 5600 F: 305 374 5095

November 30, 2020

VIA EDGAR

Mr. Joshua Shainess

Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

RE:     Amerant Bancorp Inc.

Schedule	TO-I
Filed	November 20, 2020
File	No. 005-90924

Dear Mr. Shainess:

On behalf of Amerant Bancorp Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated November 24, 2020, regarding the above referenced Schedule TO-I filed on November 20, 2020 (the “Schedule TO-I”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

General

1.

We note that the Offer may result in up to 39% of outstanding Class B shares being purchased by the Company and is being made in furtherance of “Amerant’s long-term goal of moving towards a single class of common stock.” Please provide us with an analysis as to how you concluded the Offer is not subject to Rule 13e-3.

Response:

We respectfully advise the Staff that the Offer is not subject to Rule 13e-3. Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely:

A. Causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12(g)-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

U.S. Securities and Exchange Commission

November 30, 2020

B. Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company does not believe there is a reasonable likelihood that the Offer would result in a Rule 13e-3 transaction. First, the Company does not have any class of equity securities that is subject to section 12(g) or 15(d). The Company’s shares of Class A common stock and Class B common stock are both subject to Section 12(b) of the Exchange Act. Second, the Offer is not reasonably likely to and is not intended to cause the Company’s Class B common stock, which is listed on the NASDAQ Global Select Market (“NASDAQ”), to be delisted from NASDAQ. Based on the Company’s list of record holders of Class B common stock as of November 12, 2020, there were 1,360 record holders of Class B common stock. Additionally, based on a recently obtained list of non-objecting beneficial owners, there were 268 non-objecting beneficial owners of Class B common stock. The Company’s Class A common stock is its primary equity security listed on NASDAQ. The Company’s Class B common stock is its secondary class of common stock listed on NASDAQ.

To continue to meet NASDAQ’s continued listing requirements, the Company must meet the following requirements:

(1) at least 100,000 publicly held shares;

(2) a market value of publicly held shares of at least $1 million;

(3) a minimum bid price of at least $1 per share;

(4) at least 100 public holders; and

(5) at least 2 registered and active market makers.

The numbers of current record holders and non-objecting beneficial owners are well above the 100 person requirement for continued listing on NASDAQ for a secondary class of common stock. While the Offer can be expected to decrease the number of holders, the Company expects the number of holders after the Offer to remain significantly above 100 holders. Additionally, the Company believes the other continued listing requirements outlined above will continue to be met after the Offer based on a number of factors, including the fact that a maximum of 5,181,347 shares of Class B common stock will be purchased (based on the minimum price per share) out of 13,286,137 shares of Class B common stock outstanding as of November 12, 2020, the trading price of the Class B common stock is well in excess of $1 per share, and the existence of more than two registered and active market makers.

Additionally, the Company has no plan or intention to go private and the issuer tender offer is not intended to constitute the first step in a going private transaction. Although as disclosed in the Offer to Purchase, the Offer is in furtherance of “Amerant’s long-term goal of moving towards a single class of common stock” the Company has no plans, proposals or negotiations underway that relate to or would result in any transaction of the kind listed in Item 1006(c)(6)-(9) of Regulation M-A that could produce the effects specified in Rule 13e-3(a)(3)(ii).

U.S. Securities and Exchange Commission

November 30, 2020

2.

With respect to your disclosure of the minimum and maximum consideration to be paid in the Offer, please advise us how you determined that this price range (i) is reasonable and (ii) satisfies the requirement to state the amount of consideration offered to security holders under Item 1004(a)(1) of Regulation M-A.

Response:

The Pricing Committee established by the Board of Directors of the Company in connection with the Offer set the minimum consideration to be paid in the Offer of $9.65 per share of Class B common stock and the maximum consideration to be paid in the Offer of $12.55 per share of Class B common stock based on its analysis and consideration of the historical price performance of the Class B common stock and Class A common stock since the Company’s initial public offering with the assistance and recommendations of the Dealer-Manager. The Pricing Committee considered that historically the shares of Class B common stock have traded at a level reflecting a discount of between 22% and 26% compared to shares of the Class A common stock. As a result, the minimum price of $9.65 per share of Class B common stock represents a 25.3% discount to the closing price of the Class A common stock of $12.91 on November 18, 2020 and the maximum price per share of Class B common stock represents a premium of 5.8% to the closing price of the Class B common stock of $11.86 on November 18, 2020. Based on the consideration of these factors, the Pricing Committee determined that the minimum and maximum price range were reasonable.

We believe the price range set forth in the Offer pursuant to a modified Dutch auction structure satisfies the requirement to state the amount of consideration offered to security holders under Item 1004(a)(1) of Regulation M-A.

The Offer explains to the shareholders of the Class B common stock how the modified Dutch auction structure works, including in relevant part by disclosing on page 1 of the Offer to Purchase:

“This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your Shares or to tender your Shares at the Purchase Price determined pursuant to the Offer. We are offering to purchase Shares for cash up to $50,000,000, at a per share price not greater than $12.55 and not less than $9.65, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal. Promptly after the Expiration Date, which is 11:59 p.m., New York City time, on December 18, 2020, unless the Offer is extended or withdrawn, we will, on the terms and subject to the conditions described in the Offer, determine the single per-Share Purchase Price, which will be not greater than $12.55 and not less than $9.65 per Share, that we will pay, subject to “odd lot” priority, proration and conditional tender provisions, for Shares properly tendered at or below the Purchase Price in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering shareholders.

The Purchase Price will be the lowest price per Share (in increments of $0.10) of not greater than $12.55 and not less than $9.65 per Share, at which Shares have been properly tendered or have been deemed to be tendered in the Offer and not properly withdrawn, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $50,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered at or below the Purchase Price and not properly withdrawn pursuant to the Offer).”

U.S. Securities and Exchange Commission

November 30, 2020

The Staff has allowed issuers to use modified Dutch auction structures in circumstances where specified procedural protections are included, including: (i) disclosure in the tender offer materials of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer (collectively, the “Procedural Protections”). See footnote 64 of SEC Release No. 34-23421. We believe the Offer complies with the modified Dutch auction structure that the Staff has historically permitted.

Withdrawal Rights, page 28

3.	Please revise this section to describe the “back-end” withdrawal rights available to shareholders pursuant to Rule 13e-4(f)(2)(ii).

Response:

We acknowledge the Staff’s comment. We have revised the disclosure to add a description of the “back-end” withdrawal rights as reflected in Amendment No. 1 to the Schedule TO.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	Amerant Bancorp Inc.
Carlos Iafigliola
Iván Trujillo

Akerman LLP
Arturo H. Banegas Masiá